 Exhibit 99.1

First Quarter Report 2023

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
This Management’s Discussion and Analysis (“MD&A”) dated April 27, 2023 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2023 (the “First Quarter Financial Statements”) that were prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements prepared in accordance with IFRS (“Annual Financial Statements”) filed with Canadian securities regulators and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 (the “Form 40-F”). The condensed interim consolidated financial statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”), Mexican pesos or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2022 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedar.com and the Form 40-F is on file with the Securities and Exchange Commission (“SEC”) at www.sec.gov/edgar.
Forward Looking Statements
Certain statements contained in this MD&A referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this MD&A include the following:
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the Company’s outlook for 2023 and future periods, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, cash flows;

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statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;

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estimated timing and conclusions of technical studies and evaluations;

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the methods by which ore will be extracted or processed;

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statements concerning the Company’s expansion plans at Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom;

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statements about the Company’s plans at the Hope Bay project;

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statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

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statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof;

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estimates of future mineral reserves, mineral resources, mineral production and sales;

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the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production;

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
•
estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

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statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

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statements regarding anticipated future exploration;

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the anticipated timing of events with respect to the Company’s mine sites;

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statements regarding the sufficiency of the Company’s cash resources;

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statements regarding future activity with respect to the Company’s unsecured revolving bank credit facility;

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statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.

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anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

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the transition to “pillarless” mining at the LaRonde mine and its effect on the Company’s ability to manage seismicity risks;

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the joint venture with Teck Resources Limited for the San Nicolas copper-zinc project;

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estimates of future costs and other liabilities for environmental remediation;

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statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact on the Company; and

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statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company’s future operations, including its employees and business;

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that governments, the Company or others do not take measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business and that there are no other significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, Agnico Eagle and others to such pandemic or other issues, mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Australian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets current expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.
The forward-looking statements in this MD&A reflect the Company’s views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out in “Risk Factors” in our most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.
Meaning of “including” and “such as”: When used in this MD&A the terms “including” and “such as” mean including and such as, without limitation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “sustaining capital expenditures”, “development capital expenditures”, and “operating margin” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the condensed interim consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A. For a reconciliation of these measures to the most directly comparable condensed interim consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.
The total cash costs per ounce of gold produced (also referred to as total cash costs per ounce) is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for by-product revenues, inventory production costs, the impact of purchase price allocation in connection to the Merger (as defined below) or acquisitions to inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19, production costs associated with the retrospective adjustments from the application of the IAS 16 amendments (which, among other things, clarified that pre-commercial revenues and production costs could not be recognized in the cost of property, plant and equipment, but must be recognized in the condensed interim consolidated statements of income) and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid respect of the Detour Lake mine, a 1.5% in-kind royalty paid respect of the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Certain line items such as operational care and maintenance costs due to COVID-19 and realized gains and losses on hedges of production costs were previously classified as “other adjustments” and are now disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite costs per tonne. In addition, given the extraordinary nature of the fair value adjustment on inventory related to the Merger and the use of the total cash costs per ounce measure to reflect the cash generating capabilities of the Company’s operations, the calculation of total cash costs per ounce for the Detour, Macassa and Fosterville mines have been adjusted for this purchase price allocation in the comparative period data. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Management uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with gold production and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
expenditures as they do not include income tax payments, interest costs or dividend payments. These measures also does not include depreciation or amortization.
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
In this MD&A, unless otherwise indicated, total cash cost per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produce (iv) it is a method used by management and the Board to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.
All-in sustaining costs (“AISC”) per ounce of gold produced (also referred to as all-in sustaining cost per ounce) on a by-product basis is used to reflect the Company’s total sustaining expenditures of producing and selling an ounce of gold while maintaining the Company’s current operations. AISC per ounce is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for this inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. The Company believes AISC per ounce is useful to help investors understand the costs associated with producing gold, assessing operating performance and the ability to generate free cashflow and overall value. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization. In this MD&A, unless otherwise indicated, AISC per ounce of gold produced is reported on a by-product basis.
The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs per ounce of gold produced measure is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.
Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful measure for investors as it provides additional information regarding the performance of mining operations, eliminating the impact of varying

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory, income and mining taxes adjustments as well as other items (which includes changes in estimates of asset retirement obligations at closed sites, gains and losses on the disposal of assets, self insurance losses, multi-year donations and integration costs). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which are not reflective of operational performance. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. The Company believes that operating margin is a useful measure that reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead (including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses). This measure is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the company adds the following items to the operating margin: Income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). Management uses this measure internally for planning purposes and to forecast future operating results. The Company believes that operating margin is a useful measure that reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead (including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gains and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, care and maintenance expenses, other income and expenses and income and mining tax expenses). This measure is intended to provide investors with additional information about the Company’s underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.
Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production. This measure includes

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
expenditures on assets so that they retain their existing productive capacity as well as expenditures that enhance performance and reliability of the operations. Development capital expenditures are expenditures incurred at new projects and expenditures at existing operations that are undertaken with the intention to increase net present value through higher production levels or extensions of mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. Management believes that the distinction between sustaining and development capital expenditures is useful to investors as sustaining capital expenditures are a key component in the calculation of AISC per ounce. While the Company follows the WGC guidance in its classification of capital expenditures into sustaining or development, the classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Mexico and Finland, with exploration and development activities in Canada, Australia, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.
Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential.
Recent Developments
Acquisition of the Canadian Assets of Yamana
On March 31, 2023, the Company completed a transaction (the “Yamana Transaction”) under an arrangement agreement with Yamana Gold Inc. (“Yamana”) and Pan American Silver Corp. (“Pan American”) pursuant to which Pan American acquired all of the issued and outstanding common shares of Yamana and Yamana sold the subsidiaries and partnerships that held Yamana’s interests in its Canadian assets to Agnico Eagle, including the remaining 50% of the Canadian Malartic complex, a 100% interest in the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Manitoba. The consideration paid by the Company in the Yamana Transaction consisted of approximately US$1.0 billion in cash and 36,177,931 common shares of Agnico Eagle. The acquisition increased the Company’s production, mineral reserves and cash flow. The results of operations, cash flows and net assets of the Canadian assets of Yamana have been consolidated with those of the Company from March 31, 2023. The fair value of Agnico’s previously held 50% interest in Malartic and the resulting gain on remeasurement along with the fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which will not exceed twelve months from the acquisition date.
San Nicolás Copper-Zinc Project Joint Venture
On April 6, 2023, Agnico and Teck Resources Limited (“Teck”) entered into the previously announced joint venture shareholders agreement in respect of the San Nicolás copper-zinc development project located in Zacatecas, Mexico. The agreement provides that Agnico, through a wholly-owned Mexican subsidiary, will subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. (“MSN”) for $580.0 million, to be contributed as study and development costs are incurred by MSN. For governance purposes, the agreement treats Agnico Eagle as a 50% shareholder of MSN regardless of the number of shares that have been issued to Agnico Eagle or its affiliates, except in certain circumstances of default. The Company will account for its interest in the joint venture as an equity-method investment and will recognize a corresponding liability in the amount of $290.0 million, which represents the minimum funding obligation of the Company under the agreement. MSN is planning to submit an Environmental Impact Assessment and permit application for the San Nicolás project in the first half of 2023 and is targeting completion of a feasibility study in early 2024.
Term Credit Facility
On April 20, 2023, the Company entered into a credit agreement with a group of financial institutions that provides a $600 million unsecured term credit facility (the “Term Credit Facility”). The Company expects to draw down in full on the Term Credit Facility on April 28, 2023. The Term Credit Facility matures and all indebtedness thereunder is due and payable on April 21, 2025. The Term Credit Facility is available as a single advance in US dollars through SOFR and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00% depending on the Company’s credit rating. Payment and performance of the Company’s obligations under the Term Credit Facility are guaranteed by certain of its material subsidiaries (the “Guarantors” and, together with the Company, each an “Obligor”) and certain of its other material subsidiaries will become Guarantors within 60 days of the execution of the Term Credit Facility.
The Term Credit Facility contains covenants that limit the actions of an Obligor in the same manner and to the same extent as the Obligors are limited under the Credit Facility. The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value. The events of default under the Term Credit Facility are the same as the events of default under the Credit Facility.
Normal Course Issuer Bid
On April 21, 2023, the Company submitted draft documentation to the TSX for approval to renew the NCIB, pursuant to which the Company would be permitted to purchase up to $500 million of its common shares (up to a maximum of 5% of its issued and outstanding common shares). Purchases under the NCIB may continue for up to one year from the commencement date. The approval is expected to be received in May 2023. If approved, purchases under the NCIB will be made through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Financial and Operating Results
Operating Results
Agnico Eagle reported net income of $1,816.9 million, or $3.87 per share, in the first quarter of 2023, compared with net income of $119.1 million, or $0.31 per share, in the first quarter of 2022. Agnico Eagle reported adjusted net income1 of $271.3 million, or $0.581 per share, in the first quarter of 2023 compared with adjusted net income of $244.9 million, or $0.64 per share, in the first quarter of 2022. Included in net income is a re-measurement gain of $1,543.4 million recognized in the quarter, arising from the Yamana Transaction and the corresponding application of purchase accounting relating to a business combination achieved in stages, which requires the re-measurement on acquisition of the Company’s previously held 50% interest in the Canadian Malartic complex to fair value. The contributions from the Detour Lake, Macassa and Fosterville mines have been included in the comparative period from February 8, 2022. The other key drivers of the changes in net income and adjusted net income, are set out in tabular form below.
In the first quarter of 2023, operating margin2 increased to $856.5 million compared with $664.0 million in the first quarter of 2022, primarily due to a 13.9% increase in revenues from mining operations as a result of higher gold sales volume from the Meadowbank complex and the Detour Lake, Macassa and Kittila mines and higher gold prices, partially offset by lower gold sales volume from the LaRonde complex and the Fosterville mine. The contributions from the Detour Lake, Macassa and Fosterville mines have been included in the comparative period from February 8, 2022.
Gold production increased to 812,813 ounces in the first quarter of 2023 compared with 660,604 ounces in the first quarter of 2022, primarily due to the contribution of gold production from the Meadowbank complex and the Detour Lake, Macassa and Kittila mines. Partially offsetting the overall increase in gold production was the decreased gold production at the LaRonde complex and the La India mine. The contributions from the Detour Lake, Macassa and Fosterville mines have been included in the comparative period from February 8, 2022.
Cash provided by operating activities increased to $649.6 million in the first quarter of 2023 compared with $507.4 million in the first quarter of 2022, due to higher gold sales volume from the Meadowbank complex and the Detour Lake, Macassa and Kittila mines and higher gold prices. The contributions from the Detour Lake, Macassa and Fosterville mines have been included in the comparative period from February 8, 2022.

1
Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under IFRS. For a reconciliation to net income and net income per share see Non-GAAP Financial Performance Measures below. See also Note to Investors Concerning Certain Measures of Performance.

2
Operating margin is a non-GAAP measure that is not a standardized financial measure under IFRS. For a reconciliation to net income see Non-GAAP Financial Performance Measures below. See also Note to Investors Concerning Certain Measures of Performance.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
The table below sets out variances in the key drivers of net income for the three months ended March 31, 2023, compared with the three months ended March 31, 2022:
(millions of United States dollars)	Three Months Ended March 31, 2023 vs. Three Months Ended March 31, 2022
Increase in gold revenues	$185.0
Decrease in silver revenues	(0.1)
Increase in net copper revenues	1.1
Decrease in net zinc revenues	(2.0)
Decrease in production costs due to effects of foreign currencies	21.6
Increase in production costs	(13.0)
Decrease in exploration and corporate development expenses	12.1
Increase in amortization of property, plant and mine development	(48.4)
Decrease in general and administrative expenses	19.3
Increase in finance costs	(0.8)
Change in derivative financial instruments	(22.1)
Change in non-cash foreign currency translation	1.0
Change in revaluation gain	1,543.4
Decrease in other expenses	68.7
Increase in income and mining taxes	(68.0)
Total net income variance	$1,697.8
Three Months Ended March 31, 2023 vs. Three Months Ended March 31, 2022
Revenues from mining operations increased to $1,509.7 million in the first quarter of 2023, compared with $1,325.7 million in the first quarter of 2022, primarily due to a 13.7% increase in the gold sales volume from the contribution of the Meadowbank complex and the Detour Lake, Macassa and Kittila mines. The contributions from the Detour Lake, Macassa and Fosterville mines have been included in the comparative period from February 8, 2022.
Production costs were $653.1 million in the first quarter of 2023, a 1.3% decrease compared with $661.7 million in the first quarter of 2022, primarily due to the recognition in 2022 of fair value adjustments to inventory on the purchase price allocation to Detour Lake, Fosterville and Macassa mines following the merger of equals with Kirkland Lake Gold Ltd. (“Kirkland”) completed on February 8, 2022 (the “Merger”) with no comparable fair value adjustments in 2023. Partially offsetting the recognition of the purchase price allocation is the additional production for the full quarter in 2023 from Detour Lake, Fosterville and Macassa mines acquired in the Merger, and higher production at the Meadowbank complex and Macassa mine.
Weighted average total cash costs per ounce of gold produced3 increased to $832 on a by-product basis and $861 on a co-product basis in the first quarter of 2023, compared with $811 on a by-product basis and $854 on a co-product basis in the first quarter of 2022, primarily due to the limited contribution in 2022 from the Detour Lake, Macassa and Fosterville mines as the Merger was completed on February 8, 2022. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as set out in the First Quarter Financial Statements, see Non-GAAP Financial Performance Measures below.

3
Total cash cost per ounce of gold produced on a by-product and co-product basis are non-GAAP measures that are not standardized financial measures under IFRS. For a reconciliation to production costs see Non-GAAP Financial Performance Measures. See also Note to Investors Concerning Certain Measures of Performance.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Exploration and corporate development expenses decreased to $53.8 million in the first quarter of 2023, compared with $65.8 million in the first quarter of 2022, primarily due to lower expenses at the Mexico regional targets and the Hope Bay project.
Amortization of property, plant and mine development increased by $48.3 million to $304.0 million between the first quarter of 2022 and the first quarter of 2023, primarily due to the full quarter contribution of amortization from the Detour Lake, Macassa and Fosterville mines in 2023. The comparative period only includes amortization for Detour, Macassa and Fosterville for the period following the Merger.
General and administrative expenses decreased to $48.2 million during the first quarter of 2023, compared with $67.5 million during the first quarter of 2022, primarily due to non-recurring costs attributable to the Merger in 2022 and decreased stock based compensation expenses between periods.
Gain on derivative financial instruments amounted to $6.5 million during the first quarter of 2023, compared with a gain of $28.7 million during the first quarter of 2022. The Company recognized an unrealized gain on currency and commodity derivatives of $15.9 million during the first quarter of 2023, compared to an unrealized gain of $24.1 million during the first quarter of 2022. The unrealized gain on warrants amounted to $4.7 million during the first quarter of 2023, compared to an unrealized gain of $0.9 million during the first quarter of 2022, with the change due to an increase in the market value of warrants between periods.
Revaluation gain was due to the re-measurement of the Company’s previously held 50% interest in the Canadian Malartic complex to fair value at the close of the Yamana transaction. The acquisition date fair value of the previously held 50% interest was determined to be $2,697.6 million, resulting in the recognition of a re-measurement gain through net earnings in the quarter of $1,543.4 million. The fair value of $2,697.6 million forms part of the total consideration transferred under the transaction.
Other expenses decreased to $20.1 million during the first quarter of 2023, compared with $89.6 million during the first quarter of 2022, primarily due to non-recurring transaction costs associated with the Merger in 2022.
In the first quarter of 2023, the Company recorded income and mining taxes expense of $128.6 million on income before income and mining taxes of $1,945.5 million, resulting in an effective tax rate of 6.6%. In the first quarter of 2022, the Company recorded income and mining taxes expense of $60.6 million on income before income and mining taxes of $179.7 million, resulting in an effective tax rate of 33.7%. The decrease in the effective tax rate between the first quarter of 2023 and the first quarter of 2022 is primarily due to the increase in income before income and mining taxes as a result of the non-taxable revaluation gain recorded on the acquisition of Yamana’s interests in its Canadian assets.
There are several factors that can significantly affect the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to fluctuate significantly in future periods.
LaRonde mine
At the LaRonde mine, gold production decreased by 32.0% to 59,533 ounces in the first quarter of 2023 compared with 87,549 ounces in the first quarter of 2022, primarily due to lower throughput levels as a result of an adjusted mining sequence following seismicity events and lower gold grades. Production costs at the LaRonde mine were $39.7 million in the first quarter of 2023, a decrease of 13.4% compared with production costs of $45.8 million in the first quarter of 2022 driven primarily by the timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by higher underground development costs.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
LaRonde Zone 5 mine
At the LaRonde Zone 5 mine, gold production increased by 14.8% to 20,074 ounces in the first quarter of 2023 compared with 17,488 ounces in the first quarter of 2022, primarily due to higher throughput levels, gold grades and recovery. Production costs at the LaRonde Zone 5 mine were $22.2 million in the first quarter of 2023, an increase of 32.8% compared with production costs of $16.7 million in the first quarter of 2022, driven primarily by higher underground production, mill production costs, and timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Canadian Malartic complex
Prior to the Yamana Transaction, the Company owned 50% of the Canadian Malartic complex. With the completion of the transaction on March 31, 2023, the Company now owns 100% of the Canadian Malartic complex, operational results have been consolidated using the attributable ownership of 50% up to March 30, 2023 and attributable gold production increased by 0.2% to 80,685 ounces in the first quarter of 2023, compared with 80,509 ounces in the first quarter of 2022. Attributable production costs at the Canadian Malartic complex were $57.3 million in the first quarter of 2023, a increase of 0.6% compared with production costs of $56.9 million in the first quarter of 2022 primarily due to timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Goldex mine
At the Goldex mine, gold production decreased by 1.2% to 34,023 ounces in the first quarter of 2023 compared with 34,445 ounces in the first quarter of 2022, primarily due to lower throughput levels which was partially offset by higher gold grades. Production costs at the Goldex mine were $27.8 million in the first quarter of 2023, an increase of 6.2% compared with production costs of $26.2 million in the first quarter of 2022, driven primarily due to timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Detour Lake mine
At the Detour Lake mine, gold production was 161,857 ounces in the first quarter of 2023 compared with 100,443 ounces in the first quarter of 2022. This increase was primarily driven by the 2022 comparative period only including production from the period of February 8, 2022, when the Merger was completed, to March 31, 2022. Production costs were $114.0 million in the first quarter of 2023 a decrease of 5% compared with production costs of $120.0 million in the first quarter of 2022. This decrease was primarily driven by the recognition in 2022 of a $46.1 million adjustment reflecting the fair value allocated to inventory on the purchase price allocation, partially offset by the comparative period only including production costs from the period of February 8, 2022, when the Merger was completed, to March 31, 2022.
Macassa mine
At the Macassa mine, gold production was 64,115 ounces in the first quarter of 2023 compared with 24,488 ounces in the first quarter of 2022. This increase was primarily driven by the 2022 comparative period only including production from the period of February 8, 2022, when the Merger was completed, to March 31, 2022. Production costs were $38.0 million in the first quarter of 2023 an increase of 17.5% compared with production costs of $32.3 million in the first quarter of 2022. This variance is mainly attributed to the increased production in 2023 as the comparative period includes production from the period of February 8, 2022, when the Merger was completed, to March 31, 2022. The comparative period also includes a $10.8 million adjustment reflecting the fair value allocated to inventory on the purchase price allocation.
Meliadine mine
At the Meliadine mine, gold production increased by 12.1% to 90,467 ounces in the first quarter of 2023 compared with 80,704 ounces of gold production in the first quarter of 2022, primarily due to higher

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
throughput levels, gold grades and recovery. Production in the comparative period was affected by a COVID-19 Omicron variant outbreak in December 2021 when activities at the mine focused on production and the level of some supporting activities, including underground development were reduced, which affected the mining sequence. In mid-January 2022, the mine had returned to normal operating levels. Production costs at the Meliadine mine were $81.2 million in the first quarter of 2023, an increase of 3.2% compared with production costs of $78.7 million in the first quarter of 2022 primarily due to higher open pit production costs and underground services costs, partially offset by higher capitalized deferred stripping and the weakening of the Canadian dollar relative to the US dollar between periods.
Meadowbank complex
At the Meadowbank complex, gold production increased by 85.9% to 111,110 ounces in the first quarter of 2023 compared with 59,765 ounces in the first quarter of 2022, primarily due to increased mill throughput and higher gold grades, partially offset by a lower recovery rate. The comparative period was impacted as activities at the Meadowbank complex were reduced to essential services due to the COVID-19 Omicron variant outbreak in December 2021. Production activities were restarted in mid-January 2022 and gradually ramped up to normal operating levels into February 2022. Production costs at the Meadowbank complex were $130.0 million in the first quarter of 2023, an increase of 34.4% compared with production costs of $96.7 million in the first quarter of 2022 primarily due to higher open pit and underground mining costs and higher milling costs as a result of more ore processed, partially offset by higher capitalized deferred stripping and the weakening of the Canadian dollar relative to the US dollar between periods.
Fosterville mine
At the Fosterville mine, gold production was 86,558 ounces in the first quarter of 2023 compared with 81,827 ounces in the first quarter of 2022. This increase was primarily driven by the 2022 comparative period only including production from the period of February 8, 2022, when the Merger was completed, to March 31, 2022. Production costs were $36.6 million in the first quarter of 2023, a decrease of 58.4% compared with production costs of $88.0 million in the first quarter of 2022. This decrease was primarily driven by the recognition in 2022 of a $56.7 million adjustment reflecting the fair value allocated to inventory on the purchase price allocation, partially offset by the comparative period only including production costs from the period of February 8, 2022, when the Merger was completed, to March 31, 2022.
Kittila mine
At the Kittila mine, gold production increased by 40.0% to 63,692 ounces in the first quarter of 2023 compared with 45,508 ounces in the first quarter of 2022, primarily due to increased mill throughput and gold grades, partially offset by a lower recovery rate. The comparative period included a planned 10-day shutdown of the autoclave for regular maintenance and lower gold grades due to a delay in reaching the higher grade stopes in the Roura zone. Production costs at the Kittila mine were $53.3 million in the first quarter of 2023, an increase of 7.8% compared with production costs of $49.5 million in the first quarter of 2022 driven primarily by higher mill production costs, partially offset by the weakening of the Euro relative to the US dollar between periods.
In May 2020, the Regional State Administrative Agency of Northern Finland (the “RSAA”) granted Agnico Eagle Finland Oy (“Agnico Finland”) environmental and water permits that allowed Agnico Finland to enlarge its Second Carbon-in-Leach (“CIL2”) tailings storage facility, expand the operations of the Kittila mine to 2.0 Mtpa and build a new discharge waterline. The permits were subsequently appealed by a third party to the Vaasa Administrative Court (the “VAC”). In July 2022, the appeals were granted, in part, with the result that the permits were returned for reconsideration to the RSAA.
In August 2022, Agnico Finland appealed the decisions of the VAC to the Supreme Administrative Court of Finland (the “SAC”) and requested that the SAC restore the permits through an interim decision pending the ultimate result of Agnico Finland’s appeal.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
On November 1, 2022, the SAC issued an interim decision upholding the initial CIL2 tailings storage facility permit and restoring nitrogen emission permit levels for the year 2022. However, the SAC interim decision did not uphold the permit for the expansion of the mine to 2.0 Mtpa. The VAC decision is valid until a final decision is issued by the SAC. In the fourth quarter of 2022, Agnico Finland reduced its underground production levels to comply with the mining volume requirements. Agnico Finland expects a final decision from the SAC in the second half of 2023. Until then, the Company continues to operate on the current mining permit of 1.6 Mtpa while maintaining operational flexibility to reach the 2.0 Mtpa volume in the event of a positive decision by the SAC.
If the SAC does not reinstate Agnico Finland’s permits as granted by the RSAA in 2020 to produce at, or close to, 2.0 Mtpa, the Company intends to submit an updated permit application for 2.0 Mtpa output level or higher.
Pinos Altos mine
At the Pinos Altos mine, gold production decreased by 4.1% to 24,134 ounces in the first quarter of 2023 compared with 25,170 ounces in the first quarter of 2022, primarily due to decreased throughput levels. Production costs at the Pinos Altos mine were $32.9 million in the first quarter of 2023, an increase of 1.2% compared with production costs of $32.5 million in the first quarter of 2022 driven primarily by the timing of inventory sales and the strengthening of the Mexican Peso relative to the US dollar between periods.
La India mine
At the La India mine, gold production decreased by 24.8% to 16,321 ounces in the first quarter of 2023 compared with 21,702 ounces in the first quarter of 2022, primarily due to decreased throughput levels. Production costs at the La India mine were $20.1 million in the first quarter of 2023, an increase of 13.3% compared with production costs of $17.7 million in the first quarter of 2022, driven primarily by the timing of inventory sales and the strengthening of the Mexican Peso relative to the US dollar between periods.
Balance Sheet Review
Total assets of $29.6 billion at March 31, 2023 increased by 26.2%, or $6.2 billion, compared with total assets of $23.5 billion as at December 31, 2022 primarily due to the assets acquired through the Yamana Transaction. Cash and cash equivalents of $744.6 million at March 31, 2023, increased by $86.0 million compared with December 31, 2022. Inventories increased by $29.6 million from $1,209.1 million at December 31, 2022 to $1,238.6 million at March 31, 2023 primarily due to the inventories acquired through the Yamana Transaction partially offset by $92.7 million in seasonal consumption of stockpiles and consumables at the Meadowbank and Meliadine mines. Other non-current assets increased by $247.0 million between December 31, 2022 and March 31, 2023, primarily due to non-current stockpiles acquired through the Yamana Transaction.
The increase in property, plant and mine development from $18.5 billion at December 31, 2022 to $22.5 billion at March 31, 2023 was primarily due to the inclusion of the property, plant and mine development assets acquired as part of the Yamana Transaction, which closed on March 31, 2023, and additions capitalized to property, plant and mine development of $402.0 million, partially offset by an increase in accumulated amortization of $304.0 million for the three months ended March 31, 2023. Goodwill increased from $2,044.1 million at December 31, 2022 to $3,774.9 million at March 31, 2023. This resulted from the addition of goodwill in the preliminary purchase price allocation associated with the Yamana Transaction. The fair values allocated to assets acquired and liabilities assumed as part of the purchase price for the Yamana Transaction are preliminary and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which will not exceed twelve months from the acquisition date.
Total liabilities of $9,860.4 million at March 31, 2023 increased by $2,606.9 million from $7,253.5 million at December 31, 2022. Net deferred income and mining tax liabilities increased by $1,415.1 million between

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
December 31, 2022 and March 31, 2023 primarily due to the addition of net deferred income and mining tax liabilities from the acquisition of Yamana’s interests in its Canadian assets. Long-term debt increased by $1.0 billion due to a drawdown on the Company’s credit facility with the proceeds used towards the consideration paid in the Yamana Transaction. Accounts payable and accrued liabilities increased by $21.6 million between December 31, 2022 and March 31, 2023. Net income taxes receivable decreased by $14.9 million between December 31, 2022 and March 31, 2023 as a result of the current tax expense exceeding the payments made to tax authorities.
While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. During the first three months of 2023, the Company put in place currency hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at March 31, 2023, the Company had outstanding currency derivative contracts related to $2,728.4 million of 2023 and 2024 expenditures (December 31, 2022 — $2,907.9 million) and diesel fuel derivative contracts related to 24.0 million gallons of heating oil (December 31, 2022 — 19.0 million).
Liquidity and Capital Resources
As at March 31, 2023, the Company’s cash and cash equivalents totaled $744.6 million compared with $658.6 million as at December 31, 2022. The Company’s policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company’s decisions regarding the length of maturities it holds are based on cash flow requirements, rates of return and various other factors.
Working capital (current assets less current liabilities) increased to $1,311.2 million as at March 31, 2023 compared with $1,233.6 million as at December 31, 2022 primarily due to an increase of $86.0 million in cash and cash equivalents and a $29.6 million increase in inventories, partially offset by an increase in accounts payable and accrued liabilities of $21.6 million and a decrease in net income taxes receivable of $14.9 million between periods.
On April 7, 2023, Moody’s upgraded the Company’s credit rating outlook to “positive” from “stable”, while affirming the Company’s credit rating at Baa2. This was in response to the Company’s strong business and credit profile, low leverage levels and conservative financial policies.
Subject to various risks and uncertainties, such as those set in this MD&A and in the Company’s AIF, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Risk Profile in this MD&A.
Operating Activities
Cash provided by operating activities increased to $649.6 million in the first quarter of 2023 compared with $507.4 million in the first quarter of 2022 partially due to the contribution of a full quarter in 2023 from the Detour Lake, Macassa and Fosterville mines as compared to the prior period when the Merger was completed on February 8, 2022. Other factors contributing to the increase include a 13.7% increase in total gold ounces sold between periods with the largest contributions from the Meadowbank complex and the Detour Lake,

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Macassa and Kittila mines in addition to a decrease in general and administrative expenses and other expenses between periods. This was partially offset by unfavourable working capital changes between periods.
Investing Activities
Cash used in investing activities in the first quarter of 2023 increased to $1,398.7 million compared with $535.7 million cash provided in the first quarter of 2022, primarily due to $1,000.6 million in net cash consideration paid for the Yamana Transaction, $838.7 million in non-recurring cash acquired in the first quarter of 2022 due to the Merger and $91.8 million in additional capital expenditures between periods. The increase in capital expenditures between periods is primarily attributable to expenditures at the Meadowbank complex and the Detour Lake and Macassa mines.
In the first quarter of 2023, the Company purchased $14.7 million in equity securities and other investments compared with $13.4 million in the first quarter of 2022. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Financing Activities
Cash provided by financing activities increased to $836.4 million in the first three months of 2023, compared with $167.9 million used in the first three months of 2022, primarily due to a $1.0 billion Credit Facility drawdown used to finance the cash consideration paid for the Yamana Transaction.
The Company issued common shares for net proceeds of $16.9 million in the first quarter of 2023, compared with $23.1 million in the first quarter of 2022, attributable to employee stock option plan exercises and issuances under the incentive share purchase plan and the dividend reinvestment plan.
During the three months ended March 31, 2023, the Company repurchased 100,000 common shares for $4.8 million at an average price of $47.75 under the NCIB.
On February 16, 2023, Agnico Eagle declared a quarterly cash dividend of $0.40 per common share paid on March 15, 2023 to holders of record of the common shares of the Company as of March 1, 2023. Agnico Eagle has declared a cash dividend every year since 1983. In the first quarter of 2023, the Company paid dividends of $156.2 million compared to $154.8 million paid in the first quarter of 2022. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
In the first three months of 2023, the Company drew down $1.0 billion on its Credit Facility primarily to finance the cash consideration portion of the Yamana Transaction. In the first three months of 2022, the Company drew down and repaid $100.0 million from the Credit Facility primarily to facilitate operating requirements. As at March 31, 2023, the Company’s outstanding balance under the Credit Facility was $1.0 billion. Credit Facility availability is reduced by outstanding letters of credit at that date, which were $1.0 million as at March 31, 2023, resulting in $199.0 million available for future drawdown.
The Company has five uncommitted letter of credit facilities with certain financial institutions (the “LC Facilities”). During the three months ended March 31, 2023, amounts available under these letter of credit facilities are as follows; C$400.0 million, C$320.0 million, C$200.0 million, C$100.0 million and $75.0 million. As at March 31, 2023, the aggregate undrawn face amount of letters of credit under the LC Facilities was $671.5 million. Additionally, the company has a standby letter of guarantee facility (the “Guarantee Facility”) with a financial institution providing for a $25.0 million uncommitted letter of guarantee facility. The aggregate undrawn face amount of guarantees under the guarantee facility at March 31, 2023 was $12.5 million.
The Company was in compliance with all covenants contained in the Credit Facility, the LC Facilities, the Guarantee Facility, and the $1,350.0 million of guaranteed senior unsecured notes as at March 31, 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The Company is subject to risks related to pandemics and other outbreaks of communicable diseases such as COVID-19, as well as the economic impacts that result therefrom. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR website and with the SEC as part of the Form 40-F.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There have been no significant changes in our internal controls during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Non-GAAP Financial Performance Measures
This MD&A presents certain financial performance measures, including adjusted net income, adjusted net income per share, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), operating margin, sustaining capital expenditures and development capital expenditures, that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
other data prepared in accordance with IFRS. Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding such measures.
Adjusted Net Income and Adjusted Net Income Per Share
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measures adjusted net income and adjusted net income per share.
The following table sets out the calculation of adjusted net income and adjusted net income per share for the three months ended March 31, 2023 and March 31, 2022.
	Three Months Ended March 31,
(thousands of United States dollars)	2023	2022(i)
		Restated
Net income for the period — basic	$1,816,891	$119,076
Dilutive impact of cash settling LTIP	$(1,776)	$—
Net income for the period — diluted	1,815,115	119,076
Foreign currency translation loss	220	1,210
Realized and unrealized gain on derivative financial instruments	(6,539)	(28,664)
Severance and transaction costs related to acquisitions	15,238	80,767
Revaluation gain on Yamana Transaction	(1,543,414)	—
Environmental remediation	(557)	(2,299)
Net loss on disposal of property. plant and equipment	2,542	1,081
Purchase price allocation to inventory(ii)	—	113,651
Income and mining taxes adjustments(iii)	(13,102)	(39,882)
Adjusted net income for the period — basic	$271,279	$244,940
Adjusted net income for the period — diluted	$269,503	$244,940
Net income per share — basic	$3.87	$0.31
Net income per share — diluted	$3.86	$0.31
Adjusted net income per share — basic	$0.58	$0.64
Adjusted net income per share — diluted	$0.57	$0.64

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023

Notes:
(i)
The Company finalized the purchase price allocation of Kirkland during the year ended December 31, 2022 and adjustments were made retrospectively back to the acquisition date of February 8, 2022 and the comparative amounts above have been adjusted accordingly. For more information please see Note 5 in the Company’s condensed interim consolidated financial statements.

(ii)
The Company determined that the transaction with Kirkland represented a business combination under IFRS 3 Business Combinations (“IFRS 3”), with Agnico identified as the acquirer and, as such, the transaction was accounted for using the acquisition method of accounting in accordance with IFRS 3. As part of the purchase price allocation, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired was estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value increase to the carrying value of inventories acquired from Kirkland. The revalued inventory sold during the three months ended March 31, 2022 resulted in additional production costs of approximately $113.7 million ($78.8 million after tax). Given the unusual nature of the fair value adjustment on inventory related to the Merger, this non-cash adjustment, which increased the cost of inventory sold during the period, was made to adjusted earnings per share in the three months ended March 31, 2022.

(iii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measures total cash costs per ounce of gold produced and minesite costs per tonne.
The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.
Total Production Costs by Mine
	Three Months Ended March 31,
(thousands of United States dollars)	2023	2022
LaRonde mine	$39,707	$45,841
LaRonde Zone 5 mine	22,224	16,733
LaRonde complex	61,931	62,574
Canadian Malartic complex(i)	57,291	56,937
Goldex mine	27,835	26,217
Meliadine mine	81,194	78,679
Meadowbank complex	130,004	96,711
Kittila mine	53,295	49,451
Detour Lake mine	114,022	119,965
Macassa mine	37,959	32,314
Fosterville mine	36,599	88,001
Pinos Altos mine	32,922	32,536
Creston Mascota mine	—	615
La India mine	20,092	17,735
Production costs per the condensed interim consolidated statements of income	$653,144	$661,735

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
(thousands of United States dollars, except as noted)
LaRonde mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		59,533		87,549
Production costs	$39,707	$667	$45,841	$524
Inventory adjustments(ii)	22,505	378	10,927	125
Realized gains and losses on hedges of production costs	1,078	18	(485)	(6)
Other adjustments(v)	4,348	73	2,762	31
Cash operating costs (co-product basis)	$67,638	$1,136	$59,045	$674
By-product metal revenues	(14,532)	(244)	(17,218)	(196)
Cash operating costs (by-product basis)	$53,106	$892	$41,827	$478
LaRonde mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				389				455
Production costs		$39,707		$102		$45,841		$101
Production costs (C$)	C$	53,573	C$	138	C$	58,015	C$	128
Inventory adjustments (C$)(ii)		29,723		76		12,357		27
Other adjustments (C$)(v)		(3,141)		(8)		(3,506)		(8)
Minesite operating costs (C$)	C$	80,155	C$	206	C$	66,866	C$	147
LaRonde Zone 5 mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		20,074		17,488
Production costs	$22,224	$1,107	$16,733	$957
Inventory adjustments(ii)	523	26	465	27
Realized gains and losses on hedges of production costs	359	18	(113)	(7)
Other adjustments(v)	336	17	30	2
Cash operating costs (co-product basis)	$23,442	$1,168	$17,115	$979
By-product metal revenues	(275)	(14)	(91)	(6)
Cash operating costs (by-product basis)	$23,167	$1,154	$17,024	$973

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
LaRonde Zone 5 mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				318				280
Production costs		$22,224		$70		$16,733		$60
Production costs (C$)	C$	29,988	C$	94	C$	21,173	C$	76
Inventory adjustments (C$)(ii)		738		3		576		2
Minesite operating costs (C$)	C$	30,726	C$	97	C$	21,749	C$	78
LaRonde complex Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		79,607		105,037
Production costs	$61,931	$778	$62,574	$596
Inventory adjustments(ii)	23,028	289	11,392	108
Realized gains and losses on hedges of production costs	1,437	18	(598)	(6)
Other adjustments(v)	4,684	59	2,792	27
Cash operating costs (co-product basis)	$91,080	$1,144	$76,160	$725
By-product metal revenues	(14,807)	(186)	(17,309)	(165)
Cash operating costs (by-product basis)	$76,273	$958	$58,851	$560
LaRonde complex Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				707				735
Production costs		$61,931		$88		$62,574		$85
Production costs (C$)	C$	83,561	C$	118	C$	79,188	C$	108
Inventory adjustments (C$)(ii)		30,461		43		12,933		18
Other adjustments (C$)(v)		(3,141)		(4)		(3,506)		(5)
Minesite operating costs (C$)	C$	110,881	C$	157	C$	88,615	C$	121
Canadian Malartic complex Per Ounce of Gold Produced(i)	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		80,685		80,509
Production costs	$57,291	$710	$56,937	$707
Inventory adjustments(ii)	495	6	728	9
Other adjustments(v)	7,382	92	7,782	97
Cash operating costs (co-product basis)	$65,168	$808	$65,447	$813
By-product metal revenues	(1,138)	(14)	(1,662)	(21)
Cash operating costs (by-product basis)	$64,030	$794	$63,785	$792

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Canadian Malartic complex Per Tonne(i)	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,262				2,412
Production costs		$57,291		$25		$56,937		$24
Production costs (C$)	C$	76,665	C$	34	C$	71,629	C$	30
Inventory adjustments (C$)(ii)		740		—		1,010		—
Other adjustments (C$)(v)		9,825		5		9,647		4
Minesite operating costs (C$)	C$	87,230	C$	39	C$	82,286	C$	34
Goldex mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		34,023		34,445
Production costs	$27,835	$818	$26,217	$761
Inventory adjustments(ii)	(1,037)	(30)	710	21
Realized gains and losses on hedges of production costs	707	20	(215)	(6)
Other adjustments(v)	62	2	54	1
Cash operating costs (co-product basis)	$27,567	$810	$26,766	$777
By-product metal revenues	(14)	—	(16)	—
Cash operating costs (by-product basis)	$27,553	$810	$26,750	$777
Goldex mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				698				743
Production costs		$27,835		$40		$26,217		$35
Production costs (C$)	C$	37,627	C$	54	C$	33,220	C$	45
Inventory adjustments (C$)(ii)		(1,390)		(2)		892		1
Minesite operating costs (C$)	C$	36,237	C$	52	C$	34,112	C$	46
Meliadine mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		90,467		80,704
Production costs	$81,194	$897	$78,679	$975
Inventory adjustments(ii)	3,624	40	3,632	45
Realized gains and losses on hedges of production costs	88	1	(1,311)	(16)
Other adjustments(v)	105	2	95	1
Cash operating costs (co-product basis)	$85,011	$940	$81,095	$1,005
By-product metal revenues	(200)	(3)	(217)	(3)
Cash operating costs (by-product basis)	$84,811	$937	$80,878	$1,002

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Meliadine mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				476				432
Production costs		$81,194		$170		$78,679		$182
Production costs (C$)	C$	108,881	C$	228	C$	99,437	C$	230
Inventory adjustments (C$)(ii)		5,050		11		4,525		11
Minesite operating costs (C$)	C$	113,931	C$	239	C$	103,962	C$	241
Meadowbank complex Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		111,110		59,765
Production costs	$130,004	$1,170	$96,711	$1,618
Inventory adjustments(ii)	(1,654)	(15)	15,203	254
Realized gains and losses on hedges of production costs	(1,499)	(13)	(2,043)	(34)
Operational care & maintenance due to COVID-19(iii)	—	—	(1,436)	(24)
Other adjustments(v)	(55)	(1)	66	1
Cash operating costs (co-product basis)	$126,796	$1,141	$108,501	$1,815
By-product metal revenues	(825)	(7)	(295)	(4)
Cash operating costs (by-product basis)	$125,971	$1,134	$108,206	$1,811
Meadowbank complex Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				983				892
Production costs		$130,004		$132		$96,711		$108
Production costs (C$)	C$	172,978	C$	176	C$	122,465	C$	137
Inventory adjustments (C$)(ii)		(2,226)		(2)		18,808		21
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		(1,793)		(2)
Minesite operating costs (C$)	C$	170,752	C$	174	C$	139,480	C$	156
Kittila mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		63,692		45,508
Production costs	$53,295	$837	$49,451	$1,087
Inventory adjustments(ii)	(40)	(1)	(2,791)	(62)
Realized gains and losses on hedges of production costs	(633)	(10)	678	15
Other adjustments(v)	(1,223)	(19)	54	1
Cash operating costs (co-product basis)	$51,399	$807	$47,392	$1,041
By-product metal revenues	(69)	(1)	(89)	(2)
Cash operating costs (by-product basis)	$51,330	$806	$47,303	$1,039

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Kittila mine Per Tonne	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		496		461
Production costs	$53,295	$107	$49,451	$107
Production costs (€)	€48,751	€98	€43,908	€95
Inventory adjustments (€)(ii)	(114)	—	(2,274)	(5)
Minesite operating costs (€)	€48,637	€98	€41,634	€90
Detour Lake mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		161,857		100,443
Production costs	$114,022	$704	$119,965	$1,194
Inventory adjustments(ii)	306	2	(16,621)	(166)
Realized gains and losses on hedges of production costs	3,554	22	—	—
Purchase price allocation to inventory(iv)	—	—	(46,147)	(459)
Other adjustments(v)	7,575	47	4,285	43
Cash operating costs (co-product basis)	$125,457	$775	$61,482	$612
By-product metal revenues	(682)	(4)	(1,205)	(12)
Cash operating costs (by-product basis)	$124,775	$771	$60,277	$600
Detour Lake mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				6,397				3,270
Production costs		$114,022		$18		$119,965		$37
Production costs (C$)	C$	153,908	C$	24	C$	151,818	C$	46
Inventory adjustments (C$)(ii)		515		—		(21,072)		(6)
Purchase price allocation to inventory (C$)(iv)		—		—		(58,400)		(18)
Other adjustments (C$)(v)		8,765		2		5,400		2
Minesite operating costs (C$)	C$	163,188	C$	26	C$	77,746	C$	24
Macassa mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		64,115		24,488
Production costs	$37,959	$592	$32,314	$1,320
Inventory adjustments(ii)	(1,295)	(20)	(2,100)	(86)
Realized gains and losses on hedges of production costs	1,137	18	—	—
Purchase price allocation to inventory(iv)	—	—	(10,827)	(442)
Other adjustments(v)	1,144	17	(44)	(2)
Cash operating costs (co-product basis)	$38,945	$607	$19,343	$790
By-product metal revenues	(208)	(3)	(73)	(3)
Cash operating costs (by-product basis)	$38,737	$604	$19,270	$787

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Macassa mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				87				47
Production costs		$37,959		$436		$32,314		$689
Production costs (C$)	C$	51,242	C$	589	C$	40,830	C$	871
Inventory adjustments (C$)(ii)		(1,717)		(21)		(2,644)		(56)
Purchase price allocation to inventory (C$)(iv)		—		—		(13,578)		(290)
Other adjustments (C$)(v)		1,516		17		(68)		(2)
Minesite operating costs (C$)	C$	51,041	C$	585	C$	24,540	C$	523
Fosterville mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		86,558		81,827
Production costs	$36,599	$423	$88,001	$1,075
Inventory adjustments(ii)	(2,364)	(27)	(5,839)	(71)
Realized gains and losses on hedges of production costs	188	2	—	—
Purchase price allocation to inventory(iv)	—	—	(56,677)	(693)
Other adjustments(v)	46	—	—	—
Cash operating costs (co-product basis)	$34,469	$398	$25,485	$311
By-product metal revenues	(157)	(2)	(188)	(2)
Cash operating costs (by-product basis)	$34,312	$396	$25,297	$309
Fosterville mine Per Tonne	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				148				91
Production costs		$36,599		$248		$88,001		$963
Production costs (A$)	A$	54,182	A$	367	A$	117,226	A$	1,283
Inventory adjustments (A$)(ii)		(3,601)		(24)		(8,205)		(90)
Purchase price allocation to inventory (A$)(iv)		—		—		(75,500)		(826)
Minesite operating costs (A$)	A$	50,581	A$	343	A$	33,521	A$	367
Pinos Altos mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		24,134		25,170
Production costs	$32,922	$1,364	$32,536	$1,293
Inventory adjustments(ii)	(248)	(10)	799	31
Realized gains and losses on hedges of production costs	(453)	(19)	(234)	(9)
Other adjustments(v)	292	12	303	12
Cash operating costs (co-product basis)	$32,513	$1,347	$33,404	$1,327
By-product metal revenues	(5,574)	(231)	(6,263)	(249)
Cash operating costs (by-product basis)	$26,939	$1,116	$27,141	$1,078

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Pinos Altos mine Per Tonne	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		364		384
Production costs	$32,922	$90	$32,536	$85
Inventory adjustments(ii)	(248)	—	799	2
Minesite operating costs	$32,674	$90	$33,335	$87
Creston Mascota mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		244		1,006
Production costs	$—	$—	$615	$611
Inventory adjustments(ii)	—	—	(87)	(87)
Other adjustments(v)	—	—	18	18
Cash operating costs (co-product basis)	$—	$—	$546	$542
By-product metal revenues	—	—	(135)	(135)
Cash operating costs (by-product basis)	$—	$—	$411	$407
Creston Mascota mine Per Tonne(vi)	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		—		—
Production costs	$—	$—	$615	$—
Inventory adjustments(ii)	—	—	(87)	—
Other adjustments(v)	—	—	(528)	—
Minesite operating costs	$—	$—	$—	$—
La India mine Per Ounce of Gold Produced	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		16,321		21,702
Production costs	$20,092	$1,231	$17,735	$817
Inventory adjustments(ii)	1,448	89	568	26
Other adjustments(v)	129	8	196	9
Cash operating costs (co-product basis)	$21,669	$1,328	$18,499	$852
By-product metal revenues	(315)	(20)	(708)	(32)
Cash operating costs (by-product basis)	$21,354	$1,308	$17,791	$820
La India mine Per Tonne	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		660		1,563
Production costs	$20,092	$30	$17,735	$11
Inventory adjustments(ii)	1,448	3	568	1
Minesite operating costs	$21,540	$33	$18,303	$12

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023

Notes:
(i)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex to and including March 30, 2023 and 100% interest thereafter.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii)
This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company’s effort to prevent or curtail community transmission of COVID-19. These costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the total cash costs per ounce and minesite cost per tonne.

(iv)
On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.

(v)
Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining, and marketing charges to production costs.

(vi)
The Creston Mascota mine’s cost calculations per tonne for the three months ended March 31, 2022 exclude approximately $0.5 million of production costs incurred during the period, following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

All-in Sustaining Costs per Ounce of Gold Produced
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measure all-in sustaining costs per ounce of gold produced.
The following tables set out a reconciliation of production costs to the Company’s use of the non-GAAP measure all-in sustaining costs per ounce of gold produced for the three months ended March 31, 2023 and March 31, 2022 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced
	Three Months Ended March 31,
(United States dollars per ounce of gold produced, except where noted)	2023	2022
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$653,144	$661,735
Gold production (ounces)	812,813	660,604
Production costs per ounce of adjusted gold production	$804	$1,002
Adjustments:
Inventory adjustments(i)	30	10
Purchase price allocation to inventory(ii)	—	(172)
Realized gains and losses on hedges of production costs	6	(6)
Operational care and maintenance costs due to COVID-19(iii)	—	(2)
Other(iv)	21	22
Total cash costs per ounce of gold produced (co-product basis)(v)	$861	$854
By-product metal revenues	(29)	(43)
Total cash costs per ounce of gold produced (by-product basis)(v)	$832	$811
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	215	151
General and administrative expenses (including stock option expense)	59	102
Non-cash reclamation provision and sustaining leases(vi)	19	15
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,125	$1,079
By-product metal revenues	29	43
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,154	$1,122

Notes:
(i)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)
On February 8, 2022 the Company completed the Merger and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.

(iii)
This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in response to the COVID-19 pandemic which primarily includes payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the total cash costs per ounce and minesite cost per tonne.

(iv)
Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining and marketing charges to production costs.

(v)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne for more information on the Company’s use of total cash cost per ounce of gold produced.

(vi)
Sustaining leases are lease payments related to sustaining assets.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Operating Margin
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measure operating margin.
The following table sets out a reconciliation of net income to operating margin for the three months ended March 31, 2023 and March 31, 2022.
	Three Months Ended March 31, 2023
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$102,220	$(39,707)	$62,513
LaRonde Zone 5 mine	29,522	(22,224)	7,298
Canadian Malartic complex(ii)	138,074	(57,291)	80,783
Goldex mine	68,063	(27,835)	40,228
Meliadine mine	169,534	(81,194)	88,340
Meadowbank complex	209,813	(130,004)	79,809
Kittila mine	116,019	(53,295)	62,724
Detour Lake mine	306,595	(114,022)	192,573
Macassa mine	117,859	(37,959)	79,900
Fosterville mine	169,301	(36,599)	132,702
Pinos Altos mine	51,448	(32,922)	18,526
La India mine	31,213	(20,092)	11,121
Segment totals	$1,509,661	$(653,144)	$856,517
Corporate and other:
Exploration and corporate development			53,768
Amortization of property, plant, and mine development			303,959
General and administrative			48,208
Finance costs			23,448
Gain on derivative financial instruments			(6,539)
Environmental remediation			(557)
Foreign currency translation loss			220
Care and maintenance			11,245
Revaluation gain			(1,543,414)
Other expenses			20,680
Income and mining taxes expense			128,608
Net income per condensed interim consolidated statements of income			$1,816,891

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
	Three Months Ended March 31, 2022(i)
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$149,405	$(45,841)	$103,564
LaRonde Zone 5 mine	33,389	(16,733)	16,656
Canadian Malartic complex(ii)	136,239	(56,937)	79,302
Goldex mine	63,335	(26,217)	37,118
Meliadine mine	162,958	(78,679)	84,279
Meadowbank complex	91,513	(96,711)	(5,198)
Hope Bay mine	144	—	144
Kittila mine	95,562	(49,451)	46,111
Detour Lake mine	248,023	(119,965)	128,058
Macassa mine	56,469	(32,314)	24,155
Fosterville mine	194,857	(88,001)	106,856
Pinos Altos mine	51,967	(32,536)	19,431
Creston Mascota mine	1,792	(615)	1,177
La India mine	40,035	(17,735)	22,300
Segment totals	$1,325,688	$(661,735)	$663,953
Corporate and other:
Exploration and corporate development			65,842
Amortization of property, plant, and mine development			255,644
General and administrative			67,542
Finance costs			22,653
Gain on derivative financial instruments			(28,664)
Environmental remediation			(2,299)
Foreign currency translation loss			1,210
Care and maintenance			10,456
Other expenses			91,898
Income and mining taxes expense			60,595
Net income per condensed interim consolidated statements of income			$119,076

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex to and including March 30, 2023 and 100% interest thereafter.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2023
Sustaining Capital Expenditures and Development Capital Expenditures
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measures sustaining capital expenditures and development capital expenditures.
	Three Months Ended March 31,
(thousands of United States dollars)	2023	2022
LaRonde mine	14,887	18,666
LaRonde Zone 5 mine	1,107	2,737
Canadian Malartic complex(i)	16,584	10,734
Goldex mine	4,822	6,627
Meliadine mine	15,086	9,081
Meadowbank complex	35,631	10,804
Hope Bay mine	2	—
Kittila mine	10,335	11,350
Detour Lake mine	53,284	12,642
Macassa mine	6,648	4,657
Fosterville mine	7,969	8,707
Pinos Altos mine	8,250	4,907
La India mine	27	814
Sustaining capital expenditures	174,632	101,726
LaRonde mine	9,347	12,463
LaRonde Zone 5 mine	5,947	3,434
Canadian Malartic complex(i)	31,021	22,752
Goldex mine	9,289	5,608
Akasaba mine	10,369	—
Meliadine mine	17,880	13,605
Meadowbank complex	—	819
Amaruq Underground Project	331	15,361
Hope Bay mine	475	—
Kittila mine	10,696	10,536
Detour Lake mine	31,075	28,860
Macassa mine	28,413	17,056
Fosterville mine	9,104	8,483
Pinos Altos mine	2,793	5,918
La India mine	—	1,841
Other	363	1,623
Development capital expenditures	167,103	148,359
Total capital expenditures	341,735	250,085
Working capital adjustments	43,199	43,066
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flow	384,934	293,151

Notes:
(i)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex to and including March 30, 2023 and 100% interest thereafter.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended March 31,
	2023	2022(i)
Operating margin(ii):
Revenues from mining operations	$1,509,661	$1,325,688
Production costs	653,144	661,735
Total operating margin(ii)	856,517	663,953
Operating margin(ii) by mine:
LaRonde mine	$62,513	$103,564
LaRonde Zone 5 mine	7,298	16,656
Canadian Malartic complex(iii)	80,783	79,302
Goldex mine	40,228	37,118
Meliadine mine	88,340	84,279
Meadowbank complex	79,809	(5,198)
Hope Bay project	—	144
Kittila mine	62,724	46,111
Detour Lake mine	192,573	128,058
Macassa mine	79,900	24,155
Fosterville mine	132,702	106,856
Pinos Altos mine	18,526	19,431
Creston Mascota mine	—	1,177
La India mine	11,121	22,300
Total operating margin(ii)	856,517	663,953
Amortization of property, plant and mine development	303,959	255,644
Revaluation gain(iv)	(1,543,414)	—
Exploration, corporate and other	150,473	228,638
Income before income and mining taxes	1,945,499	179,671
Income and mining taxes expense	128,608	60,595
Net income for the period	$1,816,891	$119,076
Net income per share — basic	$3.87	$0.31
Net income per share — diluted	$3.86	$0.31
Cash flows:
Cash provided by operating activities	$649,613	$507,432
Cash (used in) provided by investing activities	$(1,398,745)	$535,652
Cash provided by (used in) financing activities	$836,433	$(167,858)
Realized prices:
Gold (per ounce)	$1,892	$1,880
Silver (per ounce)	$22.95	$24.11
Zinc (per tonne)	$3,169	$3,480
Copper (per tonne)	$10,113	$10,243

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended March 31,
	2023	2022
Payable production(v):
Gold (ounces):
LaRonde mine	59,533	87,549
LaRonde Zone 5 mine	20,074	17,488
Canadian Malartic complex(iii)	80,685	80,509
Goldex mine	34,023	34,445
Meliadine mine	90,467	80,704
Meadowbank complex	111,110	59,765
Kittila mine	63,692	45,508
Detour Lake mine	161,857	100,443
Macassa mine	64,115	24,488
Fosterville mine	86,558	81,827
Pinos Altos mine	24,134	25,170
Creston Mascota mine	244	1,006
La India mine	16,321	21,702
Total gold (ounces)	812,813	660,604
Silver (thousands of ounces):
LaRonde mine	139	153
LaRonde Zone 5 mine	6	2
Canadian Malartic complex(iii)	53	74
Goldex mine	1	1
Meliadine mine	8	9
Meadowbank complex	34	18
Kittila mine	3	3
Detour Lake mine	26	50
Macassa mine	6	3
Fosterville mine	6	8
Pinos Altos mine	248	256
Creston Mascota mine	1	4
La India mine	14	28
Total silver (thousands of ounces)	545	609
Zinc (tonnes)	2,287	1,069
Copper (tonnes)	530	769

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended March 31,
	2023	2022
Payable metal sold(vi):
Gold (ounces):
LaRonde mine	48,162	70,967
LaRonde Zone 5 mine	15,461	17,595
Canadian Malartic complex(iii)	71,809	72,268
Goldex mine	35,917	33,884
Meliadine mine	89,586	87,772
Meadowbank complex	110,025	48,755
Hope Bay mine	—	98
Kittila mine	60,720	51,615
Detour Lake mine	163,294	131,837
Macassa mine	62,928	29,530
Fosterville mine	89,000	101,950
Pinos Altos mine	24,236	24,787
Creston Mascota mine	—	855
La India mine	16,420	21,009
Total gold (ounces)	787,558	692,922
Silver (thousands of ounces):
LaRonde mine	140	160
LaRonde Zone 5 mine	6	4
Canadian Malartic complex(iii)	50	79
Goldex mine	1	1
Meliadine mine	9	9
Meadowbank complex	36	12
Kittila mine	3	4
Detour Lake mine	30	50
Macassa mine	9	3
Fosterville mine	7	8
Pinos Altos mine	247	249
Creston Mascota mine	—	7
La India mine	14	26
Total silver (thousands of ounces)	552	612
Zinc (tonnes)	2,131	1,034
Copper (tonnes)	568	766

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended March 31,
	2023	2022
Total cash costs per ounce of gold produced — co-product basis(vii):
LaRonde mine	$1,136	$674
LaRonde Zone 5 mine	1,168	979
Canadian Malartic complex(iii)	808	813
Goldex mine	810	777
Meliadine mine	940	1,005
Meadowbank complex	1,141	1,815
Kittila mine	807	1,041
Detour Lake mine	775	612
Macassa mine	607	790
Fosterville mine	398	311
Pinos Altos mine	1,347	1,327
Creston Mascota mine	—	542
La India mine	1,328	852
Weighted average total cash costs per ounce of gold produced	$861	$854
Total cash costs per ounce of gold produced — by-product basis(vii):
LaRonde mine	$892	$478
LaRonde Zone 5 mine	1,154	973
Canadian Malartic complex(iii)	794	792
Goldex mine	810	777
Meliadine mine	937	1,002
Meadowbank complex	1,134	1,811
Kittila mine	806	1,039
Detour Lake mine	771	600
Macassa mine	604	787
Fosterville mine	396	309
Pinos Altos mine	1,116	1,078
Creston Mascota mine	—	407
La India mine	1,308	820
Weighted average total cash costs per ounce of gold produced	$832	$811

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(ii)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin and Note to Investors Concerning Certain Measures of Performance for more information on the Company’s use of operating margin.

(iii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex to and including March 30, 2023 and 100% interest thereafter.

(iv)
Revaluation gain on the 50% interest the Company owned in Canadian Malartic complex prior to the Yamana Transaction.

(v)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(vi)
The Canadian Malartic complex’s payable metal sold excludes the 5.0% net smelter return royalty held by Osisko Gold Royalties Ltd. The Detour Lake mine’s payable metal sold excludes the 2% net smelter royalty held by Franco-Nevada Corporation. The Macassa mine’s payable metal sold excludes the 1.5% net smelter royalty held by Franco-Nevada Corporation.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
(vii)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne and Note to Investors Concerning Certain Measures of Performance for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended
	June 30, 2021(iii)	September 30, 2021(iii)	December 31, 2021	March 31, 2022(iii)	June 30, 2022(iii)	September 30, 2022(iii)	December 31, 2022(iii)	March 31, 2023
Operating margin(i):
Revenues from mining operations	$984,653	$983,818	$951,531	$1,325,688	$1,581,058	$1,449,697	$1,384,719	$1,509,661
Production costs	433,050	455,627	467,068	661,735	657,636	657,073	666,877	653,144
Total operating margin(i)	551,603	528,191	484,463	663,953	923,422	792,624	717,842	856,517
Operating margin(i) by mine:
Quebec
LaRonde mine	115,617	125,770	87,070	103,564	90,877	77,180	68,917	62,513
LaRonde Zone 5 mine	15,252	19,449	17,557	16,656	7,866	20,137	12,814	7,298
Canadian Malartic complex(ii)	109,579	93,439	96,252	79,302	104,461	72,905	83,535	80,783
Goldex mine	37,881	29,421	39,182	37,118	41,656	32,375	35,533	40,228
Meliadine mine	109,932	90,884	115,912	84,279	96,740	83,469	95,084	88,340
Meadowbank complex	56,063	52,087	25,872	(5,198)	68,044	97,092	42,402	79,809
Hope Bay mine	14,396	11,633	(4,938)	144	—	—	—	—
Kittila mine	51,438	57,362	54,411	46,111	67,611	58,762	24,524	62,724
Detour Lake mine	—	—	—	128,058	214,841	170,834	185,305	192,573
Macassa mine	—	—	—	24,155	74,778	54,294	44,027	79,900
Fosterville mine	—	—	—	106,856	125,442	103,457	104,967	132,702
Pinos Altos mine	31,905	31,971	27,656	19,431	11,487	11,030	13,393	18,526
Creston Mascota mine	5,171	4,186	2,628	1,177	642	487	227	—
La India mine	4,369	11,989	22,861	22,300	18,977	10,602	7,114	11,121
Total operating margin(i)	551,603	528,191	484,463	663,953	923,422	792,624	717,842	856,517
Impairment loss	—	—	—	—	—	—	55,000	—
Amortization of property, plant and mine development	176,946	191,771	191,619	255,644	269,891	283,486	285,670	303,959
Revaluation gain	—	—	—	—	—	—	—	(1,543,414)
Exploration, corporate and other	81,592	129,148	103,623	228,638	196,680	293,149	114,260	150,473
Income before income and mining taxes	293,065	207,272	189,221	179,671	456,851	215,989	262,912	1,945,499
Income and mining taxes expense	96,674	88,315	87,863	60,595	166,462	149,311	68,806	128,608
Net income for the period	$196,391	$118,957	$101,358	$119,076	$290,389	$66,678	$194,106	$1,816,891
Net income per share — basic	$0.81	$0.49	$0.41	$0.31	$0.64	$0.15	$0.43	$3.87
Net income per share — diluted	$0.80	$0.49	$0.41	$0.31	$0.64	$0.15	$0.43	$3.86
Cash flows:
Cash provided by operating activities	$419,376	$297,176	$262,114	$507,432	$633,266	$575,438	$380,500	$649,613
Cash (used in) provided by investing activities	$(210,068)	$(268,213)	$(247,599)	$535,652	$(394,129)	$(439,296)	$(412,685)	$(1,398,745)
Cash (used in) provided by financing activities	$(64,161)	$(62,404)	$(70,543)	$(167,858)	$(294,307)	$(317,985)	$(134,703)	$836,433

Notes:
(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin and Note to Investors Concerning Certain Measures of Performance for more information on the Company’s use of operating margin.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex to and including March 30, 2023 and 100% interest thereafter.

(iii)
Certain previously reported line items for quarters ended in 2021 have been restated to reflect the final purchase price allocation of the February 2, 2021 acquisition of TMAC and to reflect the retrospective application of amendments to IAS 16. Certain previously reported line items for quarters ended in 2022 have been restated to reflect the final purchase price allocation of the Merger.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at March 31, 2023	As at December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$744,645	$658,625
Trade receivables (Note 6)	7,212	8,579
Inventories (Note 7)	1,238,640	1,209,075
Income taxes recoverable	42,090	35,054
Fair value of derivative financial instruments (Notes 6 and 16)	9,140	8,774
Other current assets (Note 8A)	265,809	259,952
Total current assets	2,307,536	2,180,059
Non-current assets:
Goodwill	3,774,892	2,044,123
Property, plant and mine development (Note 9)	22,486,340	18,459,400
Investments (Notes 6, 10 and 16)	351,235	332,742
Deferred income and mining tax asset	12,508	11,574
Other assets (Note 8B)	713,905	466,910
Total assets	$29,646,416	$23,494,808
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$694,148	$672,503
Share based liabilities	13,496	15,148
Interest payable	20,507	16,496
Income taxes payable	26,135	4,187
Current portion of long-term debt (Note 11)	100,000	100,000
Reclamation provision	36,795	23,508
Lease obligations	42,644	36,466
Fair value of derivative financial instruments (Notes 6 and 16)	62,591	78,114
Total current liabilities	996,316	946,422
Non-current liabilities:
Long-term debt (Note 11)	2,242,503	1,242,070
Reclamation provision	1,006,219	878,328
Lease obligations	128,381	114,876
Share based liabilities	7,650	17,277
Deferred income and mining tax liabilities	5,397,889	3,981,875
Other liabilities	81,417	72,615
Total liabilities	9,860,375	7,253,463
EQUITY
Common shares (Note 12):
Outstanding — 494,280,588 common shares issued, less 733,157 shares held in trust	18,161,019	16,251,221
Stock options (Notes 12 and 13)	200,161	197,430
Contributed surplus	22,074	23,280
Retained earnings (deficit)	1,429,346	(201,580)
Other reserves (Note 14)	(26,559)	(29,006)
Total equity	19,786,041	16,241,345
Total liabilities and equity	$29,646,416	$23,494,808
Commitments and contingencies (Note 19)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended March 31,
	2023	2022
		Restated (Note 5)
REVENUES
Revenues from mining operations (Note 15)	$1,509,661	$1,325,688
COSTS, INCOME AND EXPENSES
Production(i)	653,144	661,735
Exploration and corporate development	53,768	65,842
Amortization of property, plant and mine development	303,959	255,644
General and administrative	48,208	67,542
Finance costs	23,448	22,653
Gain on derivative financial instruments (Note 16)	(6,539)	(28,664)
Foreign currency translation loss	220	1,210
Care and maintenance	11,245	10,456
Revaluation gain (Note 5)	(1,543,414)	—
Other expenses (Note 17)	20,123	89,599
Income before income and mining taxes	1,945,499	179,671
Income and mining taxes expense	128,608	60,595
Net income for the period	$1,816,891	$119,076
Net income per share — basic (Note 12)	$3.87	$0.31
Net income per share — diluted (Note 12)	$3.86	$0.31
Cash dividends declared per common share	$0.40	$0.40

Note:
(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended March 31,
	2023	2022
		Restated (Note 5)
Net income for the period	$1,816,891	$119,076
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments:
Reclassified from the cash flow hedge reserve to net income	294	294
	294	294
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement (loss) gain on pension benefit obligations	(215)	463
Income tax impact	55	(119)
Equity securities:
Net change in fair value of equity securities	39	31,614
Income tax impact	(783)	(4,866)
	(904)	27,092
Other comprehensive (loss) income for the period	(610)	27,386
Comprehensive income for the period	$1,816,281	$146,462
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Contributed Surplus	Retained Earnings (deficit)	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2021	245,001,857	$5,863,512	$191,112	$37,254	$(146,383)	$54,276	$5,999,771
Net income (Restated) (Note 5)	—	—	—	—	119,076	—	119,076
Other comprehensive income	—	—	—	—	344	27,042	27,386
Total comprehensive income (Restated) (Note 5)	—	—	—	—	119,420	27,042	146,462
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13A)	399,388	21,829	(3,988)	—	—	—	17,841
Shares issued on acquisition of Kirkland Lake Gold (“Kirkland”), net of share issuance costs (Note 5)	209,274,263	10,268,124					10,268,124
Stock options (Notes 12 and 13A)	—	—	6,081	—	—	—	6,081
Shares issued under incentive share purchase plan (Note 13B)	129,303	7,888	—	—	—	—	7,888
Shares issued under dividend reinvestment plan	508,548	26,609	—	—	—	—	26,609
Dividends declared ($0.40 per share)	—	—	—	—	(181,367)	—	(181,367)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 12 and 13C, D)	(409,717)	(20,018)	—	—	—	—	(20,018)
Restated Balance at March 31, 2022	454,903,642	$16,167,944	$193,205	$37,254	$(208,330)	$81,318	$16,271,391
Balance at December 31, 2022	456,465,296	$16,251,221	$197,430	$23,280	$(201,580)	$(29,006)	$16,241,345
Net income	—	—	—	—	1,816,891	—	1,816,891
Other comprehensive loss	—	—	—	—	(160)	(450)	(610)
Total comprehensive income (loss)	—	—	—	—	1,816,731	(450)	1,816,281
Transfer of loss on disposal of equity securities to deficit	—	—	—	—	(2,897)	2,897	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13A)	239,979	12,341	(2,039)	—	—	—	10,302
Shares issued pursuant to Yamana transaction (Note 5)	36,177,931	1,858,219	—	—	—	—	1,858,219
Stock options (Notes 12 and 13A)	—	—	4,770	—	—	—	4,770
Shares issued under incentive share purchase plan (Note 13B)	191,381	9,888	—	—	—	—	9,888
Shares issued under dividend reinvestment plan	611,193	26,759	—	—	—	—	26,759
Share repurchases (Note 12)	(100,000)	(3,569)	—	(1,206)	—	—	(4,775)
Dividends declared ($0.40 per share)	—	—	—	—	(182,908)	—	(182,908)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 12 and 13C, D)	(38,349)	6,160	—	—	—	—	6,160
Balance at March 31, 2023	493,547,431	$18,161,019	$200,161	$22,074	$1,429,346	$(26,559)	$19,786,041
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended March 31,
	2023	2022
		Restated (Note 5)
OPERATING ACTIVITIES
Net income for the period	$1,816,891	$119,076
Add (deduct) adjusting items:
Amortization of property, plant and mine development	303,959	255,644
Revaluation gain (Note 5)	(1,543,414)	—
Deferred income and mining taxes	36,103	(4,877)
Unrealized gain on currency and commodity derivatives (Note 16)	(15,888)	(24,055)
Unrealized gain on warrants (Note 16)	(4,663)	(913)
Stock-based compensation (Note 13)	13,147	22,248
Foreign currency translation loss	220	1,210
Other	2,444	(2,321)
Changes in non-cash working capital balances:
Trade receivables	8,395	39,068
Income taxes	23,977	(39,870)
Inventories	2,068	178,152
Other current assets	10,995	(39,607)
Accounts payable and accrued liabilities	(7,269)	(7,644)
Interest payable	2,648	11,321
Cash provided by operating activities	649,613	507,432
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 9)	(384,934)	(293,151)
Yamana transaction, net of cash and cash equivalents (Note 5)	(1,000,617)	—
Cash and cash equivalents acquired in Kirkland acquisition (Note 5)	—	838,732
Proceeds from sale of property, plant and mine development	745	387
Net sales of short-term investments	379	3,127
Net proceeds from sale of equity securities	419	—
Purchases of equity securities and other investments	(14,737)	(13,443)
Cash (used in) provided by investing activities	(1,398,745)	535,652
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 11)	1,000,000	100,000
Repayment of Credit Facility (Note 11)	—	(100,000)
Repayment of lease obligations	(9,748)	(8,310)
Dividends paid	(156,163)	(154,782)
Repurchase of common shares (Notes 12 and 13)	(14,564)	(27,889)
Proceeds on exercise of stock options (Note 13A)	10,302	17,841
Common shares issued	6,606	5,282
Cash provided by (used in) financing activities	836,433	(167,858)
Effect of exchange rate changes on cash and cash equivalents	(1,281)	983
Net increase in cash and cash equivalents during the period	86,020	876,209
Cash and cash equivalents, beginning of period	658,625	185,786
Cash and cash equivalents, end of period	$744,645	$1,061,995
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$13,051	$8,203
Income and mining taxes paid	$64,937	$103,400
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on April 27, 2023.
2.
BASIS OF PRESENTATION

A)
Statement of Compliance

The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) in United States (“US”) dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements.
These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2022 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Form 40-F for the year ended December 31, 2022, which were prepared in accordance with IFRS.
In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2023 and December 31, 2022 and the results of operations and cash flows for the three months ended March 31, 2023 and March 31, 2022.
Operating results for the three months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2023.
B)
Basis of Presentation

Overview
These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
Subsidiaries
These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company’s involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.
Joint Arrangements
A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.
A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations from the date that joint control

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
2.
BASIS OF PRESENTATION (Continued)

commenced. Agnico Eagle’s 50% interest in each of Canadian Malartic Corporation (“CMC”) and Canadian Malartic GP (the “Partnership”), the general partnership that holds the Canadian Malartic complex located in Quebec, has been accounted for as a joint operation until the remaining 50% was acquired on March 31, 2023 (Note 5).
3.
ACCOUNTING POLICIES

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2022 annual audited consolidated financial statements.
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.
5.
ACQUISITIONS

Acquisition of the Canadian Assets of Yamana Gold Inc. (“Yamana”)
On March 31, 2023, the Company completed a transaction (the “Yamana Transaction”) under an arrangement agreement entered into with Yamana and Pan American Silver Corp. (“Pan American”) pursuant to which Pan American acquired all of the issued and outstanding common shares of Yamana and Yamana sold the subsidiaries and partnerships that held Yamana’s interests in its Canadian assets to Agnico Eagle, including the remaining 50% of the Canadian Malartic complex, a 100% interest in the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and Manitoba. The acquisition increased the Company’s production, mineral reserves and cash flow.
The Company determined that the acquisition represented a business combination under IFRS 3: Business Combinations (“IFRS 3”), with Agnico identified as the acquirer and, as such, was accounted for using the acquisition method of accounting in accordance with IFRS 3.
Prior to the Yamana transaction, Agnico’s 50% interests in CMC and the Partnership were jointly controlled with Yamana and met the definition of a joint operation under IFRS 11 Joint Arrangements, with Agnico recognizing its share of the assets, liabilities, revenues and expenses in its consolidated results. As of March 31, 2023, Agnico controls 100% of CMC and the Partnership and, upon applying the requirements under IFRS 3 for a business combination achieved in stages, the Company re-measured its previously held 50% interest in CMC and the Partnership to fair value on acquisition date. The acquisition date fair value of the previously held 50% interest was determined to be $2,697.6 million, resulting in the recognition of a re-measurement gain through net earnings in the quarter of $1,543.4 million. The fair value of $2,697.6 million forms part of the total consideration transferred under the transaction as reflected in the table below. The fair value of common shares issued was calculated based on 36,177,931 common shares issued at the closing share price immediately prior to the transaction.
The aggregate preliminary purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Fair value of common shares issued	$1,858,219
Cash	1,001,291
Fair value of previously held 50% interest	2,697,604
$5,557,114

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
5.
ACQUISITIONS (Continued)

The following table sets out the preliminary allocation of the purchase price to the assets acquired and liabilities assumed based on management’s preliminary estimates of fair value.
Preliminary
Cash and cash equivalents	$1,049
Inventories	165,423
Other current assets	29,890
Property, plant and mine development	4,949,392
Goodwill	2,078,562
Other assets	330,215
Accounts payable and accrued and other liabilities	(117,905)
Reclamation provision	(203,341)
Deferred income and mining tax liabilities	(1,646,500)
Other liabilities	(29,671)
Total assets acquired, net of liabilities assumed	$5,557,114
The fair value of Agnico’s previously held 50% interest and the resulting gain on remeasurement along with the fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which will not exceed twelve months from the acquisition date. Where preliminary values are used in accounting for a business combination, they may be materially adjusted retrospectively in subsequent periods. In particular, the Company will continue to evaluate new information about the facts and circumstances that existed as of the acquisition date pertaining to the fair value of property, plant and mine development, goodwill, reclamation provisions and deferred income and mining tax liabilities.
The results of operations, cash flows and net assets of the Canadian assets of Yamana have been consolidated with those of the Company from March 31, 2023. If the Yamana transaction had taken place on January 1, 2023, pro forma total consolidated revenue and income before income and mining taxes for the Company would have been approximately $1,648.1 million and $1,994.8 million, respectively, for the three months ended March 31, 2023.
Goodwill represents the expected value of additional exploration potential arising from the acquisition. None of the goodwill is expected to be deductible for income and mining tax purposes.
The Company incurred acquisition-related costs of $15.2 million in the three months ended March 31, 2023 which are recorded in the other expenses line of the condensed interim consolidated statements of income.
Kirkland
On February 8, 2022, the Company acquired all of the issued and outstanding shares of Kirkland in exchange for the issuance of Agnico Eagle common shares to former Kirkland shareholders pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Merger”). Each Kirkland shareholder received 0.7935 of a common share of Agnico as consideration for each Kirkland share, which resulted in the issuance of 209,274,263 Agnico common shares. Prior to the Merger, Kirkland owned and operated the Detour Lake and Macassa mines in Canada and the Fosterville mine in Australia, and also owned exploration properties in Canada and Australia. The acquisition of Kirkland increased the Company’s production, mineral reserves and cash flow.
The Company determined that the Merger represented a business combination under IFRS 3 Business Combinations (“IFRS 3”), with Agnico identified as the acquirer and, as such, the Merger was accounted for using the acquisition method of accounting in accordance with IFRS 3.
The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Fair value of common shares issued	$10,268,584
Fair value of replacement share based compensation issued	14,522
$10,283,106
The final estimates of fair value have been adjusted retrospectively to the acquisition date. Certain previously reported financial statement line items were updated to reflect the impact of the adjusted final estimates of fair value of assets acquired and liabilities assumed related to the Merger.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
5.
ACQUISITIONS (Continued)

The following table sets out the final allocation of the purchase price to the assets acquired and liabilities assumed in the Merger based on management’s previously reported preliminary estimates and adjusted final estimates of fair value.
	Preliminary(i)	Adjustments	Final
Cash and cash equivalents	$838,732	$—	$838,732
Inventories	384,678	(35,402)	349,276
Other current assets	100,094	—	100,094
Property, plant and mine development	10,086,336	341,935	10,428,271
Goodwill	1,804,459	(168,128)	1,636,331
Other assets	143,415	(1,628)	141,787
Accounts payable and accrued and other liabilities	(235,778)	—	(235,778)
Reclamation provision	(175,839)	(52,289)	(228,128)
Deferred income and mining tax liabilities	(2,639,353)	(84,488)	(2,723,841)
Other liabilities	(23,638)	—	(23,638)
Total assets acquired, net of liabilities assumed	$10,283,106	$—	$10,283,106

Note:
(i)
Estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at March 31, 2022.

Goodwill represents the expected value of operational synergies and additional exploration potential arising from the Merger. None of the goodwill is expected to be deductible for income and mining tax purposes.
The Company incurred acquisition-related and severance costs of $95.0 million in the year ended December 31, 2022 which are recorded in the other expenses line of the consolidated statements of income.
The results of operations, cash flows and net assets of Kirkland have been consolidated with those of the Company from February 8, 2022. For the three months ended March 31, 2022, Kirkland contributed revenue of $499.3 million and earnings before income and mining taxes of $117.3 million. Total consolidated revenue and earnings before income and mining taxes for the Company were $1,325.7 million and $179.7 million, respectively, for the three months ended March 31, 2022. If the acquisition of Kirkland had taken place on January 1, 2022, pro forma total consolidated revenue and income before income and mining taxes for the Company would have been approximately $1,379.7 million and $119.5 million, respectively, for the three months ended March 31, 2022.
6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.
During the three months ended March 31, 2023, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
6.
FAIR VALUE MEASUREMENT (Continued)

The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$7,212	$—	$7,212
Equity securities	295,612	22,516	—	318,128
Share purchase warrants	—	33,107	—	33,107
Fair value of derivative financial instruments	—	9,140	—	9,140
Total financial assets	$295,612	$71,975	$—	$367,587
Financial liabilities:
Fair value of derivative financial instruments	$—	$62,591	$—	$62,591
Total financial liabilities	$—	$62,591	$—	$62,591
Valuation Techniques
Trade Receivables
Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).
Equity Securities
Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).
Derivative Financial Instruments and Warrants
The Company holds share purchase warrants of certain publicly traded entities. Share purchase warrants are accounted for as derivative financial instruments and presented as part of investments in the condensed interim consolidated balance sheets. Derivative financial instruments, classified within Level 2 of the fair value hierarchy, are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded on the condensed interim consolidated balance sheets at March 31, 2023 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company’s credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. See Note 11.
Lease obligations are recorded on the condensed interim consolidated balance sheets at March 31, 2023 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company’s current incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease obligations is not materially different from the carrying amounts as a result of the difference between the incremental borrowing rates used at the initial recognition date and the current market rates at March 31, 2023.
Non-current loans receivable and other receivables are included in the other asset line item in the condensed interim consolidated balance sheets at amortized cost. The fair value of non-current loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at March 31, 2023 (Note 8B).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
7.
INVENTORIES

During the three months ended March 31, 2023, no impairment losses were necessary to reduce the carrying value of inventories to their net realizable value. During the three months ended March 31, 2022, impairment losses of $25.7 million were recorded within production costs to reduce the carrying value of inventories to their net realizable value.
8.
OTHER ASSETS

A)
Other Current Assets

	As at March 31, 2023	As at December 31, 2022
Federal, provincial and other sales taxes receivable	$99,813	$100,267
Prepaid expenses	120,643	110,649
Short term investments	9,517	9,896
Other	35,836	39,140
Total other current assets	$265,809	$259,952

B)
Other Assets

	As at March 31, 2023	As at December 31, 2022
Non-current ore in stockpiles and on leach pads	$643,845	$405,988
Non-current prepaid expenses	33,650	26,102
Non-current loans receivable	3,928	3,939
Intangible asset	11,654	13,318
Investment in associate	10,645	10,732
Other	10,183	6,831
Total other assets	$713,905	$466,910
The Company currently has an intangible asset with a finite useful life which is amortized on a straight-line basis, which represents an electricity contract under which the Detour Lake mine is paying below market rates over a five year period.
9.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the three months ended March 31, 2023, $402.0 million of additions, (excluding the property, plant and mine development assets acquired under the Yamana Transaction — see Note 5), (year ended December 31, 2022 — $1,606.8 million) were capitalized to property, plant and mine development.
Total borrowing costs capitalized to property, plant and mine development during the three months ended March 31, 2023 were approximately $0.91 million (year ended December 31, 2022 — $3.64 million) at a capitalization rate of 1.20% (year ended December 31, 2022 — 1.16%).
Assets with a net book value of $4.80 million were disposed of by the Company during the three months ended March 31, 2023 (year ended December 31, 2022 — $25.9 million), resulting in a loss on disposal of $2.54 million (year ended December 31, 2022 — $8.8 million) which was recorded in the other expenses line item in the condensed interim consolidated statements of income.
See Note 19 to these condensed interim consolidated financial statements for capital commitments.
10.
INVESTMENTS

	As at March 31, 2023	As at December 31, 2022
Equity securities	$318,128	$304,618
Share purchase warrants	33,107	28,124
Total investments	$351,235	$332,742

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
11.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at March 31, 2023 and December 31, 2022:
		As at March 31, 2023				As at December 31, 2022
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 5.02%	$1,350,000	$(4,580)	$1,345,420	$1,290,691	$1,345,185	$1,264,614
Credit Facility	Variable	1,000,000	(2,917)	997,083	997,083	(3,115)	(3,115)
Total long-term debt		$2,350,000	$(7,497)	$2,342,503	$2,287,774	$1,342,070	$1,261,499
The following table sets out the long-term debt included in the condensed interim consolidated balance sheets:
	As at March 31, 2023	As at December 31, 2022
Current portion of long-term debt	$100,000	$100,000
Non-current portion of long-term debt	2,242,503	1,242,070
Total long-term debt	$2,342,503	$1,342,070
Credit Facility
During the three months ended March 31, 2023, Credit Facility drawdowns totaled $1.0 billion. During the three months ended March 31, 2022 drawdowns and repayments totaled $100.0 million. As at March 31, 2023, $199.0 million was available for future drawdown under the Credit Facility (December 31, 2022 — $1,199.1 million). Credit Facility availability is reduced by outstanding letters of credit, which were $1.0 million as at March 31, 2023 (December 31, 2021 — $0.9 million).
12.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended March 31,
	2023	2022
		Restated (Note 5)
Net income for the period — basic	$1,816,891	$119,076
Add: Dilutive impact of cash settling LTIP	(1,776)	—
Net income for the period — diluted	1,815,115	119,076
Weighted average number of common shares outstanding — basic (in thousands)	468,968	384,708
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	1,349	639
Add: Dilutive impact of employee stock options	138	241
Weighted average number of common shares outstanding — diluted (in thousands)	470,455	385,588
Net income per share — basic	$3.87	$0.31
Net income per share — diluted	$3.86	$0.31
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three months ended March 31, 2023 3,516,350 (2022 — 2,791,436) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
12.
EQUITY (Continued)

During the three months ended March 31, 2023, the Company repurchased 100,000 common shares for $4.8 million at an average price of $47.75 as part of its authorized normal course issuer bid program. Of the shares purchased, 100,000 were cancelled as of March 31, 2023. The book value of the cancelled shares was $3.6 million and was treated as a reduction to common share capital. The portion of the consideration paid for the repurchased shares in excess of their book value was treated as a reduction to contributed surplus.
13.
STOCK-BASED COMPENSATION

A)
Employee Stock Option Plan (“ESOP”)

The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Three Months Ended March 31, 2023			Three Months Ended March 31, 2022
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,976,636	C$	75.04	4,482,941	C$	74.43
Granted	873,950		70.36	1,643,801		67.10
Exercised	(239,979)		57.50	(399,388)		57.14
Forfeited	(34,965)		77.57	(29,594)		76.38
Expired	(8,500)		58.04	—		—
Outstanding, end of period	5,567,142	C$	75.07	5,697,760	C$	73.52
Options exercisable, end of period	3,775,700	C$	76.06	3,326,924	C$	71.32
The average share price of Agnico Eagle’s common shares during the three months ended March 31, 2023 was C$69.51 (2022 — C$68.52).
Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Three Months Ended March 31,
	2023	2022
Risk-free interest rate	4.26%	1.65%
Expected life of stock options (in years)	2.5	2.4
Expected volatility of Agnico Eagle’s share price	36.0%	30.0%
Expected dividend yield	3.6%	2.9%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.
Compensation expense related to the ESOP amounted to $4.8 million for the three months ended March 31, 2023 (2022 — $6.1 million).
B)
Incentive Share Purchase Plan (“ISPP”)

During the three months ended March 31, 2023, 191,381 common shares were subscribed for under the ISPP (2022 — 129,303) for a value of $9.9 million (2022 — $7.9 million). The total compensation cost recognized during the three months ended March 31, 2023 related to the ISPP was $3.3 million (2022 — $2.6 million).
C)
Restricted Share Unit (“RSU”) Plan

During the three months ended March 31, 2023, 170,448 RSUs were granted (2022 — 366,586) and 323,000 RSUs were approved with a grant date fair value of $9.8 million for granted RSUs (2022 — $19.4 million) and an estimated fair value of $18.6 million for

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
13.
STOCK-BASED COMPENSATION (Continued)

approved RSUs. In the first three months of 2023, the Company funded a portion of the RSU plan by transferring $9.8 million (2022 — $19.4 million) to an employee benefit trust that then purchased common shares of the Company in the open market. On February 8, 2022, all outstanding Kirkland RSUs were converted to Agnico replacement RSUs in connection with the Merger (Note 5). The replacement RSU’s are accounted for as cash-settled share based liabilities. At each reporting date, and on settlement, the share based liabilities are remeasured, with changes in fair value recognized as compensation expense in the period.
Compensation expense related to the RSU plan was $9.1 million for the three months ended March 31, 2023 (2022 — $6.4 million). Compensation expense related to the RSU plan is included in the production and general and administrative line items of the condensed interim consolidated statements of income.
D)
Performance Share Unit (“PSU”) Plan

During the three months ended March 31, 2023, 84,000 PSUs were approved (2022 — 157,500). The value of a PSU at the grant date approximated the market price of a common share of the Company on that date. The PSU’s are accounted for as cash-settled share based liabilities. At each reporting date, and on settlement, the share based liabilities are remeasured, with changes in fair value recognized as compensation expense in the period. On February 8, 2022, all outstanding Kirkland PSUs were converted to Agnico replacement PSUs in connection with the Merger (Note 5).
Compensation expense related to the PSU plan was $1.2 million for the three months ended March 31, 2023 (2022 — $7.0 million). Compensation expense related to the PSU plan is included in the production and general and administrative line items of the condensed interim consolidated statements of income.
E)
Deferred Share Unit (“DSU”) Plan

On February 8, 2022, all outstanding Kirkland DSUs were converted to 91,840 Agnico DSUs in connection with the Merger (Note 5). The DSU Plan is for non-executive directors of the Company and provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director. These DSUs are classified as cash-settled share based liabilities. The fair value of the share based liabilities are remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as compensation expense or recovery in the period.
There was no compensation expense related to the converted DSUs for the three months ended March 31, 2023 (2022 — $1.2 million). Charges related to the DSU plan during the three months ended March 31, 2022, were included in the general and administrative line item of the condensed interim consolidated statements of income.
14.
OTHER RESERVES

The following table sets out the movements in other reserves for the three months ended March 31, 2023 and 2022:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2021	$65,065	$(10,789)	$54,276
Net change in cash flow hedge reserve	—	294	294
Net change in fair value of equity securities	26,748	—	26,748
Balance at March 31, 2022	$91,813	$(10,495)	$81,318
Balance at December 31, 2022	$(20,518)	$(8,488)	$(29,006)
Net change in cash flow hedge reserve	—	294	294
Transfer of net loss on disposal of equity securities to deficit	2,897	—	2,897
Net change in fair value of equity securities	(744)	—	(744)
Balance at March 31, 2023	$(18,365)	$(8,194)	$(26,559)
The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
15.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:
	Three Months Ended March 31,
	2023	2022
Revenues from contracts with customers	$1,509,743	$1,324,852
Provisional pricing adjustments on concentrate sales	(82)	836
Total revenues from mining operations	$1,509,661	$1,325,688
The following table sets out the disaggregation of revenues by metal:
	Three Months Ended March 31,
	2023	2022
Revenues from contracts with customers:
Gold	$1,487,152	$1,301,170
Silver	14,924	16,060
Zinc	2,764	1,001
Copper	4,903	6,621
Total revenues from contracts with customers	$1,509,743	$1,324,852

16.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at March 31, 2023, the Company had outstanding derivative contracts related to $2,728.4 million of 2023 and 2024 expenditures (December 31, 2022 — $2,907.9 million). The Company recognized mark-to-market adjustments in the gain on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2023 and 2022 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at March 31, 2023 or December 31, 2022. The call option premiums were recognized in the gain on derivative financial instruments line item in the condensed interim consolidated statements of income.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Nunavut operations’ diesel fuel exposure. There were derivative financial instruments outstanding as at March 31, 2023 relating to 24.0 million gallons of heating oil (December 31, 2022 — 19.0 million). The related mark-to-market adjustments prior to settlement were recognized in the gain on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
16.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Share Purchase Warrants
The Company holds warrants to acquire equity securities of certain issuers in the mining industry. These warrants are not part of the Company’s core operations, and accordingly, gains and losses from these investments are not representative of the Company’s performance during the year.
The following table sets out a summary of the amounts recognized in the gain on derivative financial instruments line item in the condensed interim consolidated statements of income.
	Three Months Ended March 31,
	2023	2022
Premiums realized on written foreign exchange call options	$—	$(318)
Unrealized gain on warrants	(4,663)	(913)
Realized loss (gain) on currency and commodity derivatives	14,012	(3,378)
Unrealized gain on currency and commodity derivatives	(15,888)	(24,055)
Gain on derivative financial instruments	$(6,539)	$(28,664)

17.
OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the condensed interim consolidated statements of income:
	Three Months Ended March 31,
	2023	2022
Loss on disposal of property, plant and mine development (Note 9)	$2,542	$1,086
Interest income	(2,468)	(1,205)
Temporary suspension and other costs due to COVID-19	—	9,042
Acquisition costs (Note 5)	15,239	80,767
Environmental remediation	(557)	(2,299)
Other costs	5,367	2,208
Total other expenses	$20,123	$89,599
In the three months ended March 31, 2023 the Company incurred $15.2 million of transaction costs in connection with the Yamana Transaction (Note 5). In the three months ended March 31, 2022, the Company incurred $80.8 million of transaction and severance costs in connection with the Merger (Note 5).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
18.
SEGMENTED INFORMATION

	Three Months Ended March 31, 2023
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$102,220	$(39,707)	$—	$62,513
LaRonde Zone 5 mine	29,522	(22,224)	—	7,298
Canadian Malartic Complex	138,074	(57,291)	(3,313)	77,470
Goldex mine	68,063	(27,835)	—	40,228
Meliadine mine	169,534	(81,194)	—	88,340
Meadowbank Complex	209,813	(130,004)	—	79,809
Kittila mine	116,019	(53,295)	—	62,724
Detour Lake mine	306,595	(114,022)	—	192,573
Macassa mine	117,859	(37,959)	—	79,900
Fosterville mine	169,301	(36,599)	—	132,702
Pinos Altos mine	51,448	(32,922)	—	18,526
Creston Mascota mine	—	—	—	—
La India mine	31,213	(20,092)	—	11,121
Exploration(i)	—	—	(50,455)	(50,455)
Segment totals	$1,509,661	$(653,144)	$(53,768)	$802,749
Total segments income				$802,749
Corporate and other:
Amortization of property, plant and mine development				(303,959)
General and administrative				(48,208)
Finance costs				(23,448)
Gain on derivative financial instruments				6,539
Foreign currency translation loss				(220)
Care and maintenance				(11,245)
Revaluation gain				1,543,414
Other expenses				(20,123)
Income before income and mining taxes				$1,945,499

Note:
(i)
Exploration includes the Hope Bay project.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
18.
SEGMENTED INFORMATION (Continued)

	Three Months Ended March 31, 2022 Restated (Note 5)
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$149,405	$(45,841)	$—	$103,564
LaRonde Zone 5 mine	33,389	(16,733)	—	16,656
Canadian Malartic Complex	136,239	(56,937)	(5,059)	74,243
Goldex mine	63,335	(26,217)	—	37,118
Meliadine mine	162,958	(78,679)	—	84,279
Meadowbank Complex	91,513	(96,711)	—	(5,198)
Kittila Mine	95,562	(49,451)	—	46,111
Detour Lake mine	248,023	(119,965)	—	128,058
Macassa mine	56,469	(32,314)	—	24,155
Fosterville mine	194,857	(88,001)	—	106,856
Pinos Altos mine	51,967	(32,536)	—	19,431
Creston Mascota mine	1,792	(615)	—	1,177
La India mine	40,035	(17,735)	—	22,300
Exploration(i)	144	—	(60,783)	(60,639)
Segment totals	$1,325,688	$(661,735)	$(65,842)	$598,111
Total segments income				$598,111
Corporate and other:
Amortization of property, plant and mine development				(255,644)
General and administrative				(67,542)
Finance costs				(22,653)
Gain on derivative financial instruments				28,664
Foreign currency translation loss				(1,210)
Care and maintenance				(10,456)
Other expenses				(89,599)
Income before income and mining taxes				$179,671

Note:
(i)
Exploration includes the Hope Bay project.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
18.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	March 31, 2023	December 31, 2022
LaRonde mine	$1,003,713	$987,821
LaRonde Zone 5 mine	118,519	115,404
Canadian Malartic Complex	7,395,949	1,582,406
Goldex mine	361,508	339,390
Meliadine mine	2,299,090	2,323,873
Meadowbank Complex	1,340,277	1,387,335
Kittila mine	1,676,508	1,647,353
Detour Lake mine	9,166,202	9,120,416
Macassa mine	2,354,224	2,266,891
Fosterville mine	1,286,332	1,224,645
Pinos Altos mine	470,267	463,823
Creston Mascota mine	3,894	4,864
La India mine	137,470	150,967
Exploration	979,974	821,718
Corporate and other	1,052,489	1,057,902
Total assets	$29,646,416	$23,494,808

19.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2023, the total amount of these guarantees was $895.6 million.
As at March 31, 2023 the Company had $208.8 million of commitments related to capital expenditures.
20.
ONGOING LITIGATION

Kirkland
Effective as of February 8, 2022, the Company acquired all the issued and outstanding shares of Kirkland in the Merger (Note 5). Kirkland had previously disclosed the existence of certain contingent liabilities relating to outstanding litigation matters involving Kirkland and/or its wholly owned subsidiaries, some of which were amalgamated as part of a pre-closing corporate reorganization completed in early February 2022. One litigation matter remains outstanding as at March 31, 2023. Management believes that the claim has no merit and intends to defend it vigorously. No amounts have been recorded for any potential liability and the Company believes that the likelihood of loss is undeterminable at this point.
Kirkland is the defendant in two putative class action complaints filed on June 29, 2020 and July 17, 2020 (and subsequently amended) in the United States District Court for the Southern District of New York (the “Court”). The complaints allege that during the period from January 8, 2018 to November 25, 2019, Kirkland and Kirkland’s former chief executive officer violated the United States securities laws by misrepresenting or failing to disclose material information regarding Kirkland’s acquisition of Detour Gold Corporation, which closed in January 2020.
Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. On January 22, 2021, Kirkland filed a motion to dismiss. On September 30, 2021, the Court dismissed certain of the plaintiff’s claims against Kirkland. Since then, the parties have continued with the documentary and oral discovery process. The Company continues to believe that the one outstanding claim is without merit.
Kittila permits
In May 2020, the Regional State Administrative Agency of Northern Finland (the “RSAA”) granted Agnico Eagle Finland Oy (“Agnico Finland”) environmental and water permits that allowed Agnico Finland to enlarge its second carbon-in-leach (“CIL2”)

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2023
20.
ONGOING LITIGATION (Continued)

tailings storage facility, expand the operations of the Kittila mine to 2.0 Mtpa and build a new discharge waterline. The permits were subsequently appealed by a third party to the Vaasa Administrative Court (the “VAC”). In July 2022, the appeals were granted, in part, with the result that the permits were returned for reconsideration to the RSAA.
In August 2022, Agnico Finland appealed the decisions of the VAC to the Supreme Administrative Court of Finland (the “SAC”) and requested that the SAC restore the permits through an interim decision pending the ultimate result of Agnico Finland’s appeal.
On November 1, 2022, the SAC issued an interim decision upholding the initial CIL2 tailings storage facility permit and restoring permitted nitrogen emission levels for the year 2022. However, the SAC interim decision didn’t uphold the permit for the expansion of the mine to 2.0 Mtpa. The VAC decision is valid until a final decision is issued by the SAC. In the fourth quarter of 2022, Agnico Finland reduced its underground production levels to comply with the mining volume requirements. Agnico Finland expects a final decision from the SAC in the second half of 2023.
If the SAC does not reinstate Agnico Finland’s permits as granted by the RSAA in 2020 to produce at, or close to, 2.0 Mtpa, the Company intends to submit an updated permit application for 2.0 Mtpa output level or higher.
21.
SUBSEQUENT EVENTS

San Nicolás Copper-Zinc Project Joint Venture
On April 6, 2023, Agnico and Teck Resources Limited (“Teck”) entered into a joint venture shareholders agreement in respect of the San Nicolás copper-zinc development project. The agreement provides that Agnico, through a wholly-owned Mexican subsidiary, will subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. (“MSN”) for $580.0 million, to be contributed as study and development costs are incurred by MSN. For governance purposes, the agreement treats Agnico Eagle as a 50% shareholder of MSN regardless of the number of shares that have been issued to Agnico Eagle or its affiliates, except in certain circumstances of default. The Company will account for its deemed 50% interest in the joint venture as an equity-method investment and will recognize a corresponding liability in the amount of $290.0 million, which represents the minimum funding obligation of the Company under the agreement.
Term Credit Facility
On April 20, 2023, Agnico Eagle entered into a credit agreement with a group of financial institutions that provides a $600 million unsecured term credit facility (the “Term Credit Facility”). The Company expects to draw down in full on the Term Credit Facility on April 28, 2023. The Term Credit Facility matures and all indebtedness thereunder is due and payable on April 21, 2025. The Term Credit Facility is available as a single advance in US dollars through SOFR and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00% depending on the Company’s credit rating.
Dividends Declared
On April 27, 2023, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $197.4 million), payable on June 15, 2023 to holders of record of the common shares of the Company on June 1, 2023.